Exhibit 3.1(d)

Certificate of Amendment
of the
Certificate of Incorporation
of
Pruco Life Insurance Company of New Jersey

1.	The name of the Corporation is Pruco Life Insurance Company of New Jersey.

2.	Article 2 of the Certificate of Incorporation is hereby amended to read as follows:

“The principal and registered office of the corporation in the State of New Jersey is to be located at 213 Washington Street, City of Newark, Essex County, New Jersey and the name of the corporation’s agent at that office upon whom process against the corporation may be served is William J. Evers.”

3.	The date of the adoption of this amendment by the Sole Shareholder of the corporation was September 2, 2019.

4.	All shares entitled to vote voted for the amendment.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the corporation.

Dated: September 3, 2019

Pruco Life Insurance Company of New Jersey

/s/ Kent D.Sluyter
Kent D. Sluyter
President and Chief Executive Officer